Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

October 10, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:

SEI Institutional International Trust (File Nos. 033-22821 and 811-05601), SEI Institutional Managed Trust (File Nos. 033-09504 and 811-04878) and SEI Tax Exempt Trust (File Nos. 002-76990 and 811-03447)

Ladies and Gentlemen:

On behalf of our clients, SEI Institutional International Trust (“SIT”), SEI Institutional Managed Trust (“SIMT”) and SEI Tax Exempt Trust (“STET”), we have enclosed, pursuant to  Section 33 of the Investment Company Act of 1940, as amended, a copy of one (1) amended complaint filed against SEI Investments Management Corporation (“SIMC”), the investment adviser to the SIT International Equity Fund, SIMT High Yield Bond Fund, SIMT Tax-Managed Large Cap Fund, SIMT Tax-Managed Small/Mid Cap Fund and STET Intermediate-Term Municipal Fund.

Please contact me at (215) 963-5598 with any questions.

Very truly yours,

/s/ Sean Graber

Sean Graber

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